Exhibit 6(c)

December 3, 1998                                               $100,000.00 (CDN)


                            NETSENTRY TECHNOLOGY INC.


                                 PROMISSORY NOTE



For value received (the receipt and sufficiency of which is hereby acknowledged), NETSentry Technology Inc. (the "Company") hereby promises to pay to Dan Para (the "Note Holder") on February 1, 1999 (the "Due Date") on presentation and surrender of this Note the principal sum of One Hundred Thousand Canadian Dollars ($100,000.00 (CDN)).

All or any part of the principal amount of this Note is convertible, at the option of the Company upon surrender of this Note to the Company, into fully paid and non-assessable common shares (the "Common Shares") in the capital of the Company at a conversion price of $20.77 (CDN) (the "Conversion Price") per Common Share. As soon as practicable thereafter, the Company will deliver to the Note Holder a certificate or certificates for such Common Shares.

If and whenever prior to the Due Date, the Company:

         (i) subdivides the outstanding Common Shares into a greater number of Common Shares,

         (ii) consolidates the outstanding Common Shares into a lesser number of Common Shares, or

         (iii) issues Common Shares, or securities convertible or exchangeable for Common Shares, to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend,

the Conversion Price will, on the effective date of such subdivision or consolidation or stock dividend, as the case may be, be adjusted to the amount which is in the same proportion to the Conversion Price in effect immediately prior to such subdivision, consolidation or stock dividend as the number of outstanding Common Shares before giving effect to such subdivision, consolidation or stock dividend bears to the number of outstanding Common Shares after giving effect to such subdivision, consolidation or stock dividend. Such adjustments will be made successively whenever any event referred to herein will occur.

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                                       2

Notwithstanding the foregoing, the Company will not be required to issue fractional Common Shares upon the conversion of this Note. If any fractional interest in a Common Share would be delivered upon the conversion of this Note, the Company will, in lieu of delivering a certificate for such fractional interest, satisfy such fractional interest by paying in Canadian dollars to the Note Holder an amount equal to the same fraction of the Conversion Price.

The Company may prepay any part of this Note at any time and from time to time without bonus or penalty provided.



DATED at Vancouver, British Columbia, this 3rd day of December, 1998.



                                         NETSENTRY TECHNOLOGY INC.



                                         Per:   /s/ Randy Voldeng
                                                ----------------------
                                                Randy Voldeng
                                                President and CEO